October 7, 2024

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

        Re: Robot Consulting Co., Ltd.
            Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 11, 2024
            CIK No. 0002007599
Dear Amit Takur:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note that you ceased providing IT system installation subsidy application consulting and support services, e-commerce store set-up services, advertising services, and outsourcing services, in order to focus your efforts on the expansion of sales of your Labor Robot, e-learning services, and software installation services. We also note your statement that the revenue from your products and services, excluding the sales of Labor Robot, accounted for 89.16% and 81.48% of your total revenue during the fiscal years ended March 31, 2024, and 2023, respectively. It is unclear whether this non-Labor Robot revenue percentage represents the percentage of
 October 7, 2024
Page 2

       revenue accounted for by all of the products and services you are no longer offering.
       Accordingly, please revise here to more clearly state the percentage of revenue accounted for by your ceased products and services for each financial statement period included in your registration statement, as well the percentage of revenue accounted for by the products and services you are continuing to offer. Dilution, page 37

2. We note you disclose your net tangible book value as of March 31, 2024 was negative
       $785 thousand. Please provide us with a computation of the net tangible book value.
        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Yung Li